EXHIBIT 77(c)

TRANSAMERICA FUNDS
RESULTS OF SHAREHOLDER PROXIES (UNAUDITED)

At the Special Meetings of Shareholders held on June 6, 2014, the results of the Proposals were as follows:

Transamerica Multi-Manager Alternative Strategies Portfolio:

Proxy II - Proposal I - To approve a new sub-advisory agreement with Aegon USA Investment Management, LLC (“AUIM”)

	Shares Voted	% of Voted	% of Total
For	24,861,455.876	93.168	46.863
Against	506,167.427	1.897	0.954
Abstain	1,316,836.736	4.935	2.482
Total	26,684,460.038	100.000	50.299